File No.
82-3881

TYLER
RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

03037012

October 23, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated October 23, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

BO'Neill

Barbara O'Neill

10/30

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-06

NEWS FOR RELEASE: October 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Corporate Update, Focus on Mexico Copper-Gold Exploration

Calgary, Alberta-Tyler Resources Inc. ("Tyler") is pleased to provide the following update on its ongoing activities that will allow the Company to focus on the continued exploration of its potentially world-class Bahuerachi copper-gold porphyry system in Mexico.

Pursuant to a binding decision of the British Columbia International Commercial Arbitration Center, Tyler has been awarded its entire claim of $261,000 plus interest and costs relating to previous overexpenditures on the Carat joint venture.

Tyler is presently in discussion with a number of industry groups with regards to farmining out or selling its various diamond holdings.

Negotiations are also currently underway to monetize Tyler's 51% interest in the Weedy Lake Gold deposit in Saskatchewan, where past work has outlined an indicated resource at a cutoff grade of 3,987,000 tonnes averaging 2.12 g/t Au (272,000 in-situ ounces).

Tyler intends to come out of this restructuring in a strong position to continue exploring its core Bahuerachi Property. Previous results on Bahuerachi include 30 meters grading 0.80% copper, 35.8 g/t silver and 0.59 g/t gold as well as 14 meters grading 9.99 g/t gold, 0.11% copper and 7.96% zinc as part of a 1,400 meters mineralized porphyry-type intrusive complex and its related high grade skarns. A 2,000 meter drill program and property visits with representatives of Major Mining Companies are currently being planned in conjunction with ongoing restructuring and financing activities. Further updates will be released as current objectives are achieved.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-06

NEWS FOR RELEASE: October 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Corporate Update, Focus on Mexico Copper-Gold Exploration

Calgary, Alberta-Tyler Resources Inc. ("Tyler") is pleased to provide the following update on its ongoing activities that will allow the Company to focus on the continued exploration of its potentially world-class Bahuerachi copper-gold porphyry system in Mexico.

Pursuant to a binding decision of the British Columbia International Commercial Arbitration Center, Tyler has been awarded its entire claim of $261,000 plus interest and costs relating to previous overexpenditures on the Carat joint venture.

Tyler is presently in discussion with a number of industry groups with regards to farmining out or selling its various diamond holdings.

Negotiations are also currently underway to monetize Tyler's 51% interest in the Weedy Lake Gold deposit in Saskatchewan, where past work has outlined an indicated resource at a cutoff grade of 3,987,000 tonnes averaging 2.12 g/t Au (272,000 in-situ ounces).

Tyler intends to come out of this restructuring in a strong position to continue exploring its core Bahuerachi Property. Previous results on Bahuerachi include 30 meters grading 0.80% copper, 35.8 g/t silver and 0.59 g/t gold as well as 14 meters grading 9.99 g/t gold, 0.11% copper and 7.96% zinc as part of a 1,400 meters mineralized porphyry-type intrusive complex and its related high grade skarns. A 2,000 meter drill program and property visits with representatives of Major Mining Companies are currently being planned in conjunction with ongoing restructuring and financing activities. Further updates will be released as current objectives are achieved.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-06

NEWS FOR RELEASE: October 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Corporate Update, Focus on Mexico Copper-Gold Exploration

Calgary, Alberta-Tyler Resources Inc. ("Tyler") is pleased to provide the following update on its ongoing activities that will allow the Company to focus on the continued exploration of its potentially world-class Bahuerachi copper-gold porphyry system in Mexico.

Pursuant to a binding decision of the British Columbia International Commercial Arbitration Center, Tyler has been awarded its entire claim of $261,000 plus interest and costs relating to previous overexpenditures on the Carat joint venture.

Tyler is presently in discussion with a number of industry groups with regards to farmining out or selling its various diamond holdings.

Negotiations are also currently underway to monetize Tyler's 51% interest in the Weedy Lake Gold deposit in Saskatchewan, where past work has outlined an indicated resource at a cutoff grade of 3,987,000 tonnes averaging 2.12 g/t Au (272,000 in-situ ounces).

Tyler intends to come out of this restructuring in a strong position to continue exploring its core Bahuerachi Property. Previous results on Bahuerachi include 30 meters grading 0.80% copper, 35.8 g/t silver and 0.59 g/t gold as well as 14 meters grading 9.99 g/t gold, 0.11% copper and 7.96% zinc as part of a 1,400 meters mineralized porphyry-type intrusive complex and its related high grade skarns. A 2,000 meter drill program and property visits with representatives of Major Mining Companies are currently being planned in conjunction with ongoing restructuring and financing activities. Further updates will be released as current objectives are achieved.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions